Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 29, 2016

Relating to Prospectus issued August 12, 2016

Registration Statement No. 333-212396

The issuer has filed a registration statement (including a prospectus) with the SEC for the initial public offering to which this communication relates (file no. 333-212396). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR or the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling (949) 502-4408.

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1656589/000119312516682099/d12707d424b4.htm

Transcript of Video to be shown in connection with FOTV’s IPO

(Voice Over)

FOTV; Digital media network for the millennial age. FOTV is the interrelated group of digital media companies which creates, markets, and distributes live hologram events and premium Hollywood content to global audiences via Live Streaming, Virtual Reality, and 360. Partnering with some of the world’s best known digital media brands, FOTV is the next generation video platform.

(Kristin)

I’m Kristin Malia and I’m here to tell you that the future is here today with FOTV Media Networks. The company that’s powered by Holograms, Virtual Reality, Video Streaming, Video on Demand and Three Hundred and Sixty Degree VR content.

But right now you have the chance to be a part of the future just by calling the number on your screen, or log on to FOTVMedia.com.

FOTV Media Networks is headquartered in the heart of Beverly Hills, founded in 2007 by media and entertainment entrepreneur Alki David, a member of the prominent David-Leventis family. Here’s Alki David to tell you more about this opportunity.

(Alki)

Thank you for your interest in FOTV Networks, my name is Alki David and I am its founder and CEO. We recently filed our registration document for an IPO. We are limited with what we can say about this offering, however we are thrilled to communicate our NASDAQ offering.

(Voice Over)

Stay tuned, more to come from Alki David.

Have you ever wanted to invest, but wasn’t sure what to invest in? You can never be too sure, right? This is the way of the future, where the little guy can buy into an IPO previously unavailable to him.

We are excited to announce FOTV’s initial public offering available using social media, internet, and television.

FOTV is the interrelated group of millennial focused digital media companies which creates, markets and distributes live hologram events and premium Hollywood movie content to global audiences via live streaming, virtual reality, and 360.

So call now and discover a real IPO investment opportunity. Invest as little, or as much as you want to. You are able now to invest in FOTV Media powered by Holograms, VR, new movies on demand, 360 and live streaming. So call now and discover a real IPO investment opportunity.

Discover more about FOTV.

(Alki)

At FOTV, we have been acquiring and developing what we believe is a highly disruptive roll-up of some of the world’s most prolific online media platforms to create a highly effective global distribution system that includes production, acquisition, and marketing for streaming content to connected online devices across a wide combination of business models.

First, Hologram USA Productions.

The company has acquired the exclusive rights to some of the world’s most famous deceased celebrities. Hologram USA has also been recreating amazing shows like Whitney Houston Live, Billie Holiday Live- these shows are distributed through live event venues as well as being streamed online via FOTV outlets such as FilmOn, Cinema Now, and OV Guide creating revenue share on ticket sales and merchandise sold.

Hologram USA has been recreating amazing shows to put in these venues. These are distributed through live event venues as well as 360 and VR viewing on the FilmOn and affiliated partner sites.

Cinema Now was first started in 1999 by Microsoft, Cisco, and Lionsgate that later became Best Buy’s owned and operated streaming platform for major Hollywood movies- the same ones that you see on ITunes, Amazon, and Google. Cinema Now differs from all other sites like it since the company has the right to sublicense over 75,000 premium movie titles and next-day television to third party businesses.

Another company included in the FOTV roll-up is FilmOn TV Networks. This is a major provider of advertiser funded online streaming content, with a robust affiliate network of over 10,000 partners.

FilmOn is the world’s largest live-streaming website, largest by the audience that watches our streams across our network and our affiliated platforms.

They are utilizing FilmOn’s web based control panel to white-label the FilmOn services for their own audiences. They can rebuild apps, they can rebuild and rebrand mobile web and websites for their use.

(Voice Over)

Stay tuned, more to come from Alki David.

Are you interested in investing in an initial public offering BUT never got the chance to participate because banks and institutions have already scooped up all the stocks? Well we have some amazing news for you! You can now invest in FOTV by calling the number on your screen. We have brokers standing by to take your call. We are excited to announce FOTV’s initial public offering available on a major international stock exchange that you can invest in.

By calling now, you will have the opportunity to speak with a broker standing by to answer all of your questions. Or, if you just want some more information you can log on to FOTVMedia.com and click to download our SEC filings. Also you are now able to invest right now!

Call now! Learn how you can be an early investor in FOTV. In a new millennial driven movement using social media, internet, and television to reach out to people like you who want to invest in a digital media company, but never thought you would get the chance.

Discover more about FOTV

(Alki)

FilmOn TV also happens to own excess of 37,000 movies and TV shows that are remastered in our Irvine facility. Remastered from original negatives and prints, this wealth of content is sublicensed creating fantastic content offerings.

FilmOn has been made available as a preload on all Lenovo devices since August of 2013. FilmOn also has the FilmOn TV HDI streaming box, another great way to consume content.

OV Guide is the player in online searchable indexes. With its audience, this company gives unique access to its Roku apps and websites generating extraordinary data that can be applied to the FOTV Network assets.

Please review our prospectus if you have an interest in participating, or just wish to follow the progress of our incredible company. Fill out the form on the website and we will add you to our database. From all of us at FOTV, we thank you for your interest in our great company.

(Kristin)

This is a limited opportunity so call the number on your screen right now to learn more about how you can be a part of making history, or log on to FOTVMedia.com forward slash IPO. The call and the information are free and there’s no obligation, so call right now.

(Voice Over)

Stay tuned, discover more about FOTV.

Have you ever wanted to invest, but wasn’t sure what to invest in? You can never be too sure, right? This is the way of the future, where the little guy can buy into an IPO previously unavailable to him.

We are excited to announce FOTV’s initial public offering available using social media, internet, and television.

FOTV is the interrelated group of millennial focused digital media companies which creates, markets and distributes live hologram events and premium Hollywood movie content to global audiences via live streaming, virtual reality, and 360. So call now and discover a real IPO investment opportunity. Invest as little, or as much as you want to.

You are able now to invest in FOTV media powered by Holograms, VR, new movies on demand, 360, and live streaming. So call now and discover a real IPO investment opportunity.

(Text legend at end of video)

FOTV Networks has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by filling out the form on the website or calling toll-free 888 FOTV NOW (888 368 8669).